[Letterhead of Sutherland Asbill & Brennan LLP]

June 8, 2012

VIA EDGAR

Vincent J. Di Stefano, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Solar Capital Ltd.

Post-Effective Amendment No.1 to Registration Statement on Form N-2

Filed on March 27, 2012

File No. 333-172968

Dear Mr. Di Stefano:

On behalf of Solar Capital Ltd. (the “Company”), set forth below is the Company’s response to oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on April 25, 2012 and May 16, 2012, with respect to Post-Effective Amendment No. 1 to the Company’s registration statement on Form N-2 (File No. 333-172968), filed with the Commission on March 27, 2012 (the “Registration Statement”), and the prospectus included therein (the “Prospectus”). The Staff’s comments are set forth below and are followed by the Company’s responses. The revisions to the Prospectus referenced in the Company’s responses are set forth in Post-Effective Amendment No. 2 to the Registration Statement, filed concurrently herewith.

1.	Please revise the Company’s Schedule of Investments to identify the securities that pay a combination of cash and payment-in-kind, or “PIK,” interest. In addition, please consider providing footnote disclosure in the Company’s Schedule of Investments disclosing the applicable PIK interest rate for each such investment.

The Company has incorporated disclosure in the Consolidated Schedule of Investments that forms a part of the Company’s unaudited interim consolidated financial statements for the period ended March 31, 2012, which have been included in the Prospectus, in response to the Staff’s comment.

Vincent J. Di Stefano, Esq.

June 8, 2012

2.	To the extent PIK interest represents greater than 5% of the Company’s interest income, please revise the Company’s Statement of Operations to include a separate line item disclosing the amount of PIK interest.

The Company has incorporated disclosure in the Company’s Consolidated Statements of Cash Flows that forms a part of the Company’s unaudited interim consolidated financial statements for the period ended March 31, 2012, which have been included in the Prospectus, in response to the Staff’s comment. The Company advises the Staff on a supplemental basis that it believes that it is more appropriate to include a separate line item referencing PIK (non-cash) interest in its Consolidated Statements of Cash Flows rather than in its Consolidated Statements of Operations because the Consolidated Statements of Cash Flows is typically where non-cash items are disclosed.

3.	Please revise the Company’s Schedule of Investments to identify any investments that are not qualifying investments under Section 55(a) of the Investment Company Act of 1940, as amended, and in a footnote, briefly explain the significance of non-qualification.

The Company has incorporated disclosure in the Consolidated Schedule of Investments that forms a part of the Company’s unaudited interim consolidated financial statements for the period ended March 31, 2012, which have been included in the Prospectus, in response to the Staff’s comment. The Company also advises the Staff on a supplemental basis that although such disclosure is solely a Form N-2 requirement, in the interest of greater ongoing transparency, the Company has also included such disclosure in the Company’s unaudited interim consolidated financial statements that appear in the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2012 and will continue to include such disclosure in future Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K.

4.	We note that the performance graph the Company included in Item 5 of its Form 10-K for the year ended December 31, 2011 appears to only have comparisons to the S&P 500 and Russell 2000 indices. Please explain why the Company did not include a comparison to either (i) a published industry or line-of-business index, or (ii) peer issuers, as required by Item 201(e)(1)(ii) of Regulation S-K.

The Company advises the Staff on a supplemental basis that it included in the above-referenced performance graph a comparison to the Russell 2000 index, which it believes provides an approximation of the performance of issuers with similar market capitalizations, given that it does not believe that there is a published industry or line-of-business index available, and that it does not believe that it can reasonably identify a peer group, given the limited number of publicly-traded business development companies, and, among other things, the diverse investment focus, business strategies, portfolio company industry and geographic concentrations and market capitalizations within the business development company industry. The Company will include an appropriate statement to such effect under Item 5 of its Annual Report on Form 10-K for the fiscal year ended December 31, 2012 in accordance with Item 201(e)(1)(ii)(C) of Regulation S-K.

Vincent J. Di Stefano, Esq.

June 8, 2012

5.	We note that the “other administrative expenses” line item included in the Company’s Statement of Operations exceeds 5% of the Company’s total expenses. Please revise the Company’s Statement of Operations to separately disclose any expense items included within the “other administrative expenses” line item that exceed 5% of the Company’s total expenses. Please see Item 6-07(2)(b) of Regulation S-X.

The Company advises the Staff on a supplemental basis that no individual expense items included under the “other administrative expenses” line item exceeded 5% of the Company’s total expenses for the fiscal year ended December 31, 2011.

6.	Please confirm that the Fees and Expenses tabular disclosure includes amounts for income taxes.

The Company advises the Staff on a supplemental basis that given the Company’s status as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, the Company is generally not required to pay federal corporate-level income taxes. However, the Company confirms that the tabular disclosure in the “Fees and Expenses” section of the Prospectus reflects any income or similar taxes that were paid during 2011.

7.	Please revise the “Price Range of Common Stock and Distributions” section of the Prospectus to disclose the premium/discount of the high and low intraday sales prices to net asset value of the Company’s common stock instead of disclosing the high and low intraday sales prices as a percentage of net asset value of the Company’s common stock.

The Company believes that its current disclosure included under the “Price Range of Common Stock and Distributions” section of the Prospectus, which discloses the relevant share price quotations as a percentage of the Company’s net asset value, provides the required disclosure, expressed as a percentage, with respect to the applicable discount or premium to net asset value referenced by the Staff. Specifically, the Company respectfully refers the Staff to the language set forth in Instruction 4 to Item 8.5 of Form N-2, which requires only that a registrant disclose the discount or premium to net asset value (expressed as a percentage) represented by the share price quotations included in the tabular disclosure required by Item 8.5 of Form N-2, but not a specific format for such disclosure.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or John J. Mahon at (202) 383-0515.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:	Richard Peteka / Solar Capital Ltd.
John Mahon / Sutherland Asbill & Brennan LLP